Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months and Year Ended December 31, 2017

CALGARY, March 1, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and audited financial results for the three months and year ended December 31, 2017.

The audited financial statements and management discussion and analysis for the three months and year ended December 31, 2017, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Vermilion's 2017 annual production volumes increased by 7%, or 3% on a per-share-basis, to 68,021 boe/d. Production reached a record level of 72,821 boe/d during Q4 2017, up 8% from the prior quarter on continued growth in Canada and the Netherlands, and resumption of operations at Corrib in mid-October, following unplanned downtime in late Q3 and early Q4 2017.
•	Fund flows from operations ("FFO") in 2017 were $603 million ($5.00/basic share(1)) compared to $511 million ($4.41/basic share) in 2016. Higher production volumes and higher commodity prices contributed to the year-over-year increase in FFO. Q4 2017 FFO was $181 million ($1.49/basic share), representing an increase of 38% from the previous quarter as a result of higher sales volumes and commodity pricing.
•	Capital expenditures in 2017 were $320 million, resulting in $282 million of free cash flow(1), which was more than sufficient to fund our dividend and enable further debt reduction. As a result, we achieved a total payout ratio of 88% in 2017 and reduced our trailing net debt-to-FFO ratio to 2.3x, or 1.9x based on Q4 2017 annualized FFO, as compared to a trailing ratio of 2.8x in 2016.
•	The Board of Directors has approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend to be paid on May 15, 2018.
•	Production in the Netherlands increased to 9,381 boe/d in Q4 2017 following the amendment of permit restrictions on two key pools and an inline test on the Eesveen-02 well drilled in the prior quarter. This represents a 59% increase over the prior quarter.
•	In Ireland, production from Corrib averaged 56 mmcf/d (9,372 boe/d) in Q4 2017, a 15% increase from Q3 2017. As reported in the Q3 2017 release, Corrib had an unplanned 31-day downtime period following a plant turnaround that commenced in early September and extended through October 10th. This downtime reduced Vermilion's Q4 2017 production by approximately 1,200 boe/d and annual production by approximately 900 boe/d.
•	In Hungary, we were awarded a license in December 2017 for the Békéssámson concession for a 4-year term. Located adjacent to our existing South Battonya concession in southeast Hungary, the Békéssámson concession covers 330,700 net acres (100% working interest) and more than doubles the size of our total land position in the country. Subsequent to year-end, we drilled and tested our first exploratory well (100% working interest) in the South Battonya concession. The Mh-Ny-07 natural gas well tested at a rate of 5.8 mmcf/d(2) and is expected to be brought on production mid-2018. This marks the drilling of our first well in the Central and Eastern Europe Business Unit.
•	In Canada, we drilled or participated in six (4.0 net) Mannville wells in Q4 2017, successfully concluding our 2017 program. Canadian production averaged 32,923 boe/d in Q4 2017, representing a 5% increase from the previous quarter and another quarterly record for the business unit. Subsequent to the end of the year, we announced and closed an acquisition of a private southeast Saskatchewan producer. The acquisition added over 1,000 bbl/d of high netback 40° API oil and 42,600 net acres of land straddling the Saskatchewan and Manitoba border, near Vermilion's existing operations in southeast Saskatchewan.
•	As a result of the southeast Saskatchewan acquisition announced in Q1 2018, we increased our 2018 capital guidance to $325 million (from $315 million previously) and increased our full-year 2018 production guidance to a range of between 75,000 - 77,500 boe/d (from 74,500 - 76,500 boe/d previously).
•	Total proved ("1P") reserves increased 0.5% to 176.6(3) mmboe in 2017, while total proved plus probable ("2P") reserves increased 3% to 298.5(3) mmboe. We replaced 103% and 134% of production at the 1P and 2P levels respectively in 2017.
•	Finding and Development ("F&D")(4) and Finding, Development and Acquisition ("FD&A")(4) costs, including Future Development Capital ("FDC")(4) for 2017 on a 2P basis was $10.57/boe and $11.24/boe, respectively. Our three-year F&D and FD&A costs, including FDC, on a 2P basis were $8.23/boe and $8.87/boe, respectively. Operating recycle ratio(5) (including FDC) was 2.8x in 2017.
•	Increased Proved Developed Producing ("PDP") reserves by 1.3% to 123.8 mmboe at an average F&D cost (including FDC) of $12.41/boe resulting in a PDP Operating Recycle Ratio(4) (including FDC) of 2.4x. PDP reserves represent 70% of 1P reserves.
•	Our independent GLJ 2017 Resource Assessment(6) indicates risked low, best, and high estimates for contingent resources in the Development Pending category of 107.3(6) mmboe, 176.7(6) mmboe, and 253.6(6) mmboe, respectively. The GLJ 2017 Resource Assessment also indicates risked low, best, and high estimates for contingent resources in the Development Unclarified category of 7.5(6) mmboe, 32.8(6) mmboe, and 46.1(6) mmboe. Over 80% of our risked contingent resources reside in the Development Pending category. Prospective resources were assessed at risked low, best and high estimates of 51.5(6) mmboe, 153.4(6) mmboe, and 260.4(6) mmboe. Our contingent and prospective resource bases remain a source of reserve additions, with 20.5 mmboe of contingent resources and 1.7 mmboe of prospective resources converted to 2P reserves during 2017.
•	In February 2018, Vermilion received the Finance and Sustainability Initiative's ("FSI") award for Best Sustainability Report in the Non-Renewable Resources - Oil and Gas category for 2018, relating to our 2016 Sustainability Report. Our 2017 Sustainability Report is available on our corporate website at: http://sustainability.vermilionenergy.com
•	Vermilion ranked fourth within the oil and gas sector, and among the top quartile of companies in the S&P/TSX Composite Index in the Globe and Mail Board Games for 2017. These external recognitions are a reflection of Vermilion's commitment to fostering leading governance and sustainability practices.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)	Mh-Ny-07 well tested gas at a rate of 5.8 mmcf/d over the final two hours of a 22 hour test period at a stabilized wellhead pressure of 1,065 psi on a 0.55 inch diameter choke and a shut-in wellhead pressure of 1,305 psi. No water production was observed during testing. The well logged 21 feet of net gas pay with an average porosity of 31% from an Upper Miocene Pannonian sandstone occurring within a gross measured depth interval of 3,438-3,465 feet.

(3)	Estimated proved and proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 1, 2018 with an effective date of December 31, 2017 (the "2017 GLJ Reserves Evaluation")

(4)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital ("FDC"), by the change in the reserves, incorporating revisions and production, for the same period.

(5)	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.

(6)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 1, 2018 to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2017 (the "GLJ 2017 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 84%, 83% and 82%, respectively. The aggregate associated chance of commerciality for each of the low, best and high estimate for prospective resources in the Prospect category are 56%, 46% and 47%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.

HIGHLIGHTS

	Three Months Ended			Year Ended
($M except as indicated)	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Financial
Petroleum and natural gas sales	317,341	248,505	259,891	1,098,838	882,791
Fund flows from operations	181,253	130,755	149,582	602,565	510,791
Fund flows from operations ($/basic share) (1)	1.49	1.08	1.27	5.00	4.41
Fund flows from operations ($/diluted share) (1)	1.47	1.07	1.25	4.92	4.36
Net (loss) earnings	8,645	(39,191)	(4,032)	62,258	(160,051)
Net (loss) earnings ($/basic share)	0.07	(0.32)	(0.03)	0.52	(1.38)
Capital expenditures	74,303	91,382	66,882	320,449	242,408
Acquisitions	3,048	20,976	78,713	27,637	98,524
Asset retirement obligations settled	3,216	1,749	3,327	9,334	9,617
Cash dividends ($/share)	0.645	0.645	0.645	2.580	2.580
Dividends declared	78,653	78,293	76,096	311,397	299,070
% of fund flows from operations	43%	60%	51%	52%	59%
Net dividends (1)	56,836	54,364	32,516	200,904	106,072
% of fund flows from operations	31%	42%	22%	33%	21%
Payout (1)	134,355	147,495	102,725	530,687	358,097
% of fund flows from operations	74%	113%	69%	88%	70%
Net debt	1,371,790	1,370,995	1,427,148	1,371,790	1,427,148
Ratio of net debt to annualized fund flows from operations	1.9	2.6	2.4	2.3	2.8
Operational
Production
Crude oil and condensate (bbls/d)	27,830	27,687	25,972	27,721	27,852
NGLs (bbls/d)	5,279	4,947	2,467	4,194	2,582
Natural gas (mmcf/d)	238.27	208.63	194.54	216.64	198.55
Total (boe/d)	72,821	67,403	60,863	68,021	63,526
Average realized prices
Crude oil and condensate ($/bbl)	74.12	61.47	64.51	67.00	55.42
NGLs ($/bbl)	29.28	23.96	18.13	25.00	11.70
Natural gas ($/mcf)	5.23	4.01	5.47	4.91	4.18
Production mix (% of production)
% priced with reference to WTI	21%	22%	18%	20%	19%
% priced with reference to AECO	25%	26%	20%	25%	22%
% priced with reference to TTF and NBP	30%	26%	33%	29%	30%
% priced with reference to Dated Brent	24%	26%	29%	26%	29%
Netbacks ($/boe)
Operating netback (1)	30.77	26.06	31.11	29.24	27.06
Fund flows from operations netback	27.13	20.87	26.43	24.34	21.91
Operating expenses	9.76	9.87	10.54	9.79	9.53
Average reference prices
WTI (US $/bbl)	55.40	48.20	49.29	50.95	43.32
Edmonton Sweet index (US $/bbl)	54.26	45.32	46.18	48.49	40.11
Dated Brent (US $/bbl)	61.39	52.08	49.46	54.27	43.69
AECO ($/mmbtu)	1.69	1.45	3.09	2.16	2.16
NBP ($/mmbtu)	8.70	6.78	7.51	7.49	6.15
TTF ($/mmbtu)	8.36	6.93	7.21	7.43	6.00
Average foreign currency exchange rates
CDN $/US $	1.27	1.25	1.33	1.30	1.33
CDN $/Euro	1.50	1.47	1.44	1.46	1.47
Share information ('000s)
Shares outstanding - basic	122,119	121,585	118,263	122,119	118,263
Shares outstanding - diluted (1)	125,140	124,453	121,353	125,140	121,353
Weighted average shares outstanding - basic	121,858	121,280	117,840	120,582	115,695
Weighted average shares outstanding - diluted (1)	123,450	122,485	119,677	122,408	117,152

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

We delivered 7% annual production growth in 2017, coming in at the lower end of our revised guidance range of 68,000 - 69,000 boe/d.  Production growth in Canada, the US, Ireland and Germany more than offset lower production in France, Netherlands and Australia.  Permitting delays significantly reduced Netherlands production volumes in 2017, while an unplanned 31-day downtime period at Corrib late in Q3 2017 reduced annual corporate production by approximately 900 boe/d.  Production at Corrib resumed on October 11th, while Netherlands production recovered to near record levels during the fourth quarter following the receipt of permits on several pools.

Despite the unplanned downtime at Corrib and the permitting delays in the Netherlands, we achieved our broader corporate goal of delivering self-funded growth and income to shareholders.  We delivered this in a commodity price environment with WTI oil prices ranging from the low US$40's to a high of US$60/bbl at the end of the year, and AECO gas prices ranging from over $3/mcf at the beginning of the year to negative daily prices on several occasions over the summer months.  Even with this volatility, fund flows from operations ("FFO") increased 18% year-over-year to $603 million in 2017, and free cash flow(1) (FCF) was up 5% year-over-year to $282 million.  This FCF was more than sufficient to fund our dividend while enabling further debt reduction.  As a result of this strong FFO and FCF profile, we achieved a total payout ratio(1) of 88% in 2017 and reduced our trailing net debt-to-FFO ratio to 2.3x in 2017, or 1.9x based on Q4 2017 annualized FFO, as compared to a trailing ratio of 2.8x in 2016.

Global commodity prices have recovered in recent months with underlying fundamentals stronger than they have been in a long time.  Global oil supply and demand levels are moving back into a more balanced position, while European gas prices remain strong.  Unfortunately, western Canadian natural gas and heavy oil prices continue to be pressured due to various egress issues, resulting in steeply discounted pricing relative to global prices.  Fortunately for Vermilion, we do not have any exposure to Canadian heavy oil.  The majority of our production of both oil and gas comes from outside of North America and benefits from higher global prices.  Based on our current 2018 guidance, we project that 60% of our total oil production is referenced to Brent, while 57% of our total natural gas production is price referenced to European price benchmarks.

We are pleased to announce that our Board of Directors has approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend to be paid on May 15, 2018.  This represents our fourth dividend increase since initiating a monthly dividend in 2003.  We remain focused on and committed to our self-funded growth and income model.  Based on the midpoint of our 2018 guidance, we are targeting 11% year-over-year production growth, or 8% on a per-share basis, which would translate to significant FFO and FCF growth based on the current commodity strip.  FCF growth is our ultimate goal as we believe this is the true measure of value creation for any business.  At current strip prices, we expect to fully fund our 2018 exploration and development ("E&D") capital expenditures and cash dividends from fund flows from operations.

Q4 2017 Review

Vermilion's Q4 2017 production increased 8% from the prior quarter to an average of 72,821 boe/d.  This increase was primarily driven by continued growth in Canada and the Netherlands, and the resumption of operations at the Corrib plant in Ireland following unplanned downtime in late Q3 and early Q4 2017.  Q4 2017 production growth was partially restrained by cold weather impacts in Canada, a force majeure event on a third-party gas gathering system in our Turner Sands play in Wyoming, and minor maintenance activities in Germany and Australia.

Fund flows from operations in Q4 2017 was $181 million ($1.49/basic share(1)), representing an increase of 38% from the previous quarter as a result of higher sales volumes and commodity pricing.  FFO was more than sufficient to cover our Q4 2017 capital expenditures of $74 million and cash dividends of $57 million, resulting in a payout ratio of 74% (including Asset Retirement Obligations Settled) and surplus cash of approximately $50 million during the quarter.

Europe

Production in the Netherlands increased to 9,381 boe/d in Q4 2017, following the amendment of permit restrictions on two key pools and an inline test on the Eesveen-02 well drilled in the prior quarter.  This represents a 59% increase over the prior quarter.  The test rate from the Eesveen-2 well (60% working interest) was limited to approximately 10 mmcf/d net during the test period.  In addition to the strong production performance, we also completed a 315 square kilometre 3D seismic survey in the Akkrum exploration licence and the South Friesland III production licence, our first new data acquisition since entering the Netherlands in 2004.

In France, Q4 2017 production averaged 11,215 boe/d, an increase of 3% from the prior quarter.  The increase was primarily due to better well uptime compared to the prior period and ongoing well optimization.  Activity during Q4 2017 was focused on well workovers and preparing for our 2018 drilling campaign.  We accelerated part of our 2018 program, commencing the drilling on two (2.0 net) of the four (4.0 net) planned Neocomian wells.  All remaining Neocomian wells are expected to be drilled in Q1 2018, along with the drilling of our planned three (3.0 net) Champotran wells.  In December 2017, the French parliament approved the proposed Climate Plan which prohibits the issuance of new oil and gas exploration concessions and limiting the renewal of existing production concessions beyond 2040.  Upon review of the final details included in the new legislation, we conclude that we do not expect these new laws to have a material impact on our future production profile.

In Ireland, production from Corrib averaged 56 mmcf/d (9,372 boe/d) in Q4 2017, a 15% increase from Q3 2017.  As reported in our Q3 2017 release, Corrib had an unplanned 31-day downtime period following a plant turnaround during September and October 2017.  This downtime reduced Vermilion's Q4 2017 production by approximately 1,200 boe/d and annual production by approximately 900 boe/d.  We continue to work closely with Canada Pension Plan Investment Board ("CPPIB") and Shell on the transition of ownership and operations from Shell to CPPIB and Vermilion, and anticipate closing the transaction in the first half of 2018.

In Germany, production in Q4 2017 averaged 4,180 boe/d, a decrease of 5% from the previous quarter.  The decrease was primarily due to a temporary shut-in of one well in December for a SCADA installation.  The well is expected to be brought back on production in Q1 2018.  Our activity in Germany continues to focus on well workover and optimization projects on our operated assets and planning activities related to the Burgmoor Z5 well to be drilled in early 2019.

In Hungary, we were awarded a license in December 2017 for the Békéssámson concession for a 4-year term.  Located adjacent to our existing South Battonya concession in southeast Hungary, the Békéssámson concession covers 330,700 net acres (100% working interest) and more than doubles the size of our total land position in the country.  Subsequent to year-end, we drilled and tested our first exploratory well (100% working interest) in the South Battonya concession.  The Mh-Ny-07 natural gas well tested at a rate of 5.8 mmcf/d(2) and is expected to be brought on production mid-2018.  This marks the drilling of our first well in the Central and Eastern Europe Business Unit.

North America

In Canada, we drilled or participated in six (4.0 net) Mannville wells in Q4 2017, successfully concluding our 2017 program.  Production averaged 32,923 boe/d in Q4 2017, representing a 5% increase from the previous quarter and another quarterly record for the business unit.  Subsequent to the end of the year, we announced and closed an acquisition of a private southeast Saskatchewan producer.  The acquisition added over 1,000 bbl/d of high netback 40° API oil and 42,600 net acres of land straddling the Saskatchewan and Manitoba border, near Vermilion's existing operations in southeast Saskatchewan.  Total consideration of $90.8 million, which includes both cash paid to the shareholders of the acquired company and the assumption of long-term debt, was funded through our revolving credit facility.  The acquisition resulted in an increase to our 2018 capital guidance to $325 million (from $315 million previously), along with a corresponding increase to our full-year 2018 production guidance to a range of between 75,000 - 77,500 boe/d (from 74,500 - 76,500 boe/d previously).  The acquisition closed on February 15th.

In the United States, Q4 2017 production averaged 758 boe/d, a decrease of 27% from the prior quarter in part due to a force majeure event on a third-party gas gathering system, which is returned to service mid-Q1 2018.  Capital activity in Q4 2017 was focused on the construction of three well pads in preparation for our five (5.0 net) well 2018 drilling program.  One of these well pads was built for the Initial Obligation Well in the 25,500 acre Rex Unit in the northern region of the East Finn Project, which was approved by the Bureau of Land Management in October 2017.

Australia

In Australia, Q4 2017 production averaged 4,993 bbl/d, a 9% decrease quarter-over-quarter, primarily due to planned maintenance during the quarter which resulted in eight days of downtime.  We continue to focus on maintenance and debottlenecking activities and planning for our 2019 drilling campaign, which we expect will restore production volumes to our targeted level of approximately 6,000 bbl/d.

Environmental, Social and Governance ("ESG")

In February 2018, Vermilion received the Finance and Sustainability Initiative's ("FSI") award for Best Sustainability Report in the Non-Renewable Resources - Oil and Gas category for 2018, relating to our 2016 Sustainability Report.  Based in Montreal, the FSI is a non-profit organization dedicated to promoting sustainable finance and, more specifically, responsible investment to financial institutions, companies, and universities.  Sustainability reports were graded on a number of criteria, including transparency and balance, reliability and completeness, and the use of ESG materiality.  We firmly believe in the importance of measuring and understanding our current environmental impact.  Furthermore, we believe the integration of sustainability principles into our business strategy increases shareholder returns and reduces long-term risks to our business model.  Our 2017 Sustainability Report is available on our corporate website at: http://sustainability.vermilionenergy.com.  In addition, Vermilion ranked fourth within the oil and gas sector, and among the top quartile of companies in the S&P/TSX Composite Index in the Globe and Mail Board Games for 2017.  Both of these external recognition's reflects Vermilion's strong corporate culture and staff engagement in ESG.

2017 Reserves and Resources

We continued to grow our reserves and resources in 2017.  Based on an independent report by GLJ as at December 31, 2017, our 1P reserves increased modestly to 176.6(3) mmboe in 2017, while 2P reserves increased 3% to 298.5(3) mmboe.  Proved developed producing ("PDP") reserves increased 1.3% to 123.8 mmboe at an average F&D cost (including FDC) of $12.41/boe resulting in a PDP Operating Recycle Ratio(4) (including FDC) of 2.4x.  Our PDP reserves represent 70% of 1P reserves.  We replaced 103% and 134% of production at the 1P and 2P levels respectively in 2017.

Our operating recycle ratio(4) (including FDC) decreased to 2.8x in 2017, compared to 4.9x in 2016 and 3.6x in 2015, with F&D cost (including FDC) increasing to $10.57/boe in 2017.  The largest driver of the increase in F&D cost was the strengthening of the Euro relative to the Canadian dollar in GLJ's foreign exchange rate forecast as compared to the previous year, which increased FDC for our European properties.  Despite the increase in reported F&D costs and the reduced recycle ratio as compared to 2016, these metrics remain strong relative to the oil and gas sector, and reflect the significant improvement in capital efficiencies we have achieved over the last several years.

In addition to growing our reserve base, we pursued various initiatives to expand our resource base to support our longer-term growth profile.  According to the independent report by GLJ as at December 31, 2017, our 2017 Resource Assessment(4) indicates risked low, best, and high estimates for contingent resources in the Development Pending category of 107.3(5) mmboe, 176.7(5) mmboe, and 253.6(5) mmboe, respectively.  The GLJ 2017 Resource Assessment also indicates risked low, best, and high estimates for contingent resources in the Development Unclarified category of 7.5(5) mmboe, 32.8(5) mmboe, and 46.1(5) mmboe.  Over 80% of our risked contingent resources reside in the Development Pending category, reflecting the high quality nature of our contingent resource base.  Prospective resources were assessed at risked low, best and high estimates of 51.5(5) mmboe, 153.4(5) mmboe, and 231.1(5) mmboe.  Our contingent and prospective resource bases remain a source of reserve additions, with 20.5 mmboe of contingent resources and 1.7 mmboe of prospective resources converted to 2P reserves during 2017.

Additional information about our 2017 GLJ Reserves Evaluation and GLJ 2017 Resource Assessment can be found in our Annual Information Form and 2017 Year-end Summary Reserves and Resources news release on our website at www.vermilionenergy.com.

Outlook

In October 2017, we announced a 2018 capital budget of $315 million with corresponding production guidance of 74,500 to 76,500 boe/d.  In conjunction with our acquisition of a private southeast Saskatchewan light oil producer, we increased our 2018 capital budget to $325 million and increased our full-year production guidance to a range of 75,000 to 77,500 boe/d.  Our budget funds the development of a number of high-return projects, including investment in all three key condensate and light oil projects in Canada, continued development in both the Neocomian and Champotran fields in France, a return to production growth in the Netherlands where we continue to benefit from favourably-priced European natural gas, continued development of our Turner Sands play in the United States, and inaugural drilling in our CEE business unit in the South Battonya license in Hungary.

At current strip prices, Vermilion expects to fully fund 2018 exploration and development ("E&D") capital expenditures and cash dividends from fund flows from operations, representing the third consecutive year of delivering per share production growth at a payout ratio of less than 100%.  Any surplus of cash generated will be initially directed to debt reduction.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows, providing additional certainty with regards to the execution of our dividend and capital programs.  In aggregate, we currently have 43% of our expected net-of-royalty production hedged for 2018.  Our diversified commodity mix, including more than a one-third cash flow contribution from relatively high-priced European natural gas, gives us unusual flexibility in managing our individual commodity exposures.  Based on the current level and term structures in the oil, North American gas and European gas forward curves, we have elected to lock down a greater percentage of our gas exposures, particularly for European gas.  We have currently hedged 54% of anticipated European natural gas volumes for 2018.  In view of the compelling longer-term forward market for European gas we have also hedged 41% and 16% of our anticipated 2019 and 2020 volumes at prices which provide for strong project economics and free cash flows.  In addition, we have hedged 39% of anticipated North American gas volumes for 2018. In view of steep backwardation in the oil forward markets, we are keeping oil hedges shorter-term, with 50% hedged for the first half of 2018, and 27% in the second half of this year. At present, our philosophy is to maintain greater torque to longer-term oil prices, with only 1% of our expected oil production hedged for 2019.  We will continue to add to our hedge positions in all products as suitable opportunities arise.

Organizational Update

Vermilion has a philosophy of staff development and internal promotion.  In line with this approach, we have placed a great deal of emphasis in preparing for transition of our Chief Financial Officer position, as we have for other C-suite positions in the past.  Curtis Hicks, currently Executive Vice President and Chief Financial Officer, is retiring effective in April 2018 after 15 very successful years with our company.  Mr. Hicks has been a key member of the executive team, helping to guide Vermilion as we have expanded from two countries in 2003 to ten countries today.  We thank Mr. Hicks for his numerous contributions, and wish him the best in his retirement.

Lars Glemser, currently our Director of Finance, will succeed Mr. Hicks as Vice President and Chief Financial Officer.  Mr. Glemser joined Vermilion in 2015 as Operations Controller, and progressed through a developmental assignment in Investor Relations before becoming Vermilion's Director of Finance.  Prior to joining Vermilion, he had management experience in audit, financial reporting, treasury and corporate planning.  Mr. Glemser is a member of the Chartered Professional Accountants of Alberta and received a Bachelor of Commerce degree from the University of Saskatchewan.

We regularly rotate and refresh leadership in our operating units, and maintain a mix of expatriate and national management in our overseas businesses.  Consequently, we are proud to announce a series of interlocking Managing Director appointments.

Scott Seatter, currently Managing Director of the Netherlands Business Unit, will take over as Managing Director of the United States Business Unit effective April 1, 2018.  Mr. Seatter joined Vermilion in 2004, progressing through a number of successful engineering and management positions in Canada, France and most recently in the Netherlands.  He earned a Bachelor of Science degree in Petroleum Engineering from the University of Alberta.  Mr. Seatter replaces Dan Anderson, our current Managing Director of the United States Business Unit, who will be retiring in April 2018.  Mr. Anderson's 33 years of industry experience in the Rocky Mountain region has been instrumental in establishing Vermilion's presence in the United States, setting the stage for sustainable future growth.  We thank Mr. Anderson for his contributions to Vermilion and wish him the best in his retirement.

Sven Tummers, previously Commercial Manager for the Netherlands Business Unit, has been promoted to Managing Director of the Netherlands Business Unit, replacing Mr. Seatter.  Since joining Vermilion in 2012, Mr. Tummers has held various engineering and management roles, utilizing his extensive and well-rounded background in HSE, asset and business development, and public and government relations.  He earned a Master of Science degree in Chemical and Biochemical Engineering from Delft University of Technology in the Netherlands.  Mr. Tummers is the first Dutch national to assume the Managing Director role for our Netherlands unit, and we look forward to his leadership on commercial, regulatory and political issues in that jurisdiction.

Darcy Kerwin, previously Managing Director for our France Business Unit, has been appointed to the newly-created role of Managing Director of the Ireland Business Unit.  Since joining Vermilion in 2005, Mr. Kerwin has held several managerial positions across our global operations, working in Australia, France and Canada prior to assuming his most recent role as Managing Director in France in 2014.  He earned a Bachelor of Science degree in Civil Engineering (Distinction) from the Technical University of Nova Scotia.  Mr. Kerwin will lead the integration of Vermilion's vision, strategy and culture into our Ireland Business Unit as we assume operatorship of the Corrib field later this year.

Sylvain Nothhelfer, previously Technical Services Manager for the France Business Unit, has been promoted to Managing Director of the France Business Unit, replacing Mr. Kerwin. Mr. Nothhelfer has 30 years of international oil and gas experience including project management, production operations, and HSE management with Elf Aquitaine and Total SA. In his previous industry roles, Mr. Nothhelfer was involved in several major projects in Nigeria, the United Kingdom, the United Arab Emirates, Indonesia, France and Italy.  He has Masters of Sciences and Doctoral degrees from the Universite de Toulon et du Var and the Centre National Recherches Scientifiques in France and the Cranfield Institute of Technology in the United Kingdom. We look forward to Mr. Nothhelfer's leadership in further advancing Vermilion's record of sustainability and value creation in France.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
February 28, 2018

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)	Mh-Ny-07 well tested gas at a rate of 5.8 mmcf/d over the final two hours of a 22 hour test period at a stabilized wellhead pressure of 1,065 psi on a 0.55 inch diameter choke and a shut-in wellhead pressure of 1,305 psi. No water production was observed during testing. The well logged 21 feet of net gas pay with an average porosity of 31% from an Upper Miocene Pannonian sandstone occurring within a gross measured depth interval of 3,438-3,465 feet.

(3)	Estimated proved and proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 1, 2018 with an effective date of December 31, 2017 (the "2017 GLJ Reserves Evaluation")

(4)	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.

(5)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 1, 2018 to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2017 (the "GLJ 2017 Resource Assessment"). The aggregate associated chance of development for each of the low, best and high estimate for contingent resources in the Development Pending category are 84%, 83% and 82%, respectively. The aggregate associated chance of commerciality for each of the low, best and high estimate for prospective resources in the Prospect category are 23%, 22% and 22%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.

2017 REVIEW AND 2018 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.  On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit.  We also adjusted our 2017 annual production guidance on October 30, 2017 to 68,000-69,000 boe/d to reflect an extended downtime period following a plant turnaround at our Corrib asset in Ireland.  Actual 2017 capital spending of $320 million was within 2% of our guidance and 2017 production of 68,021 boe/d modestly exceeded the bottom end of our guidance range.

On October 30, 2017, we released our 2018 capital expenditure guidance of $315 million and associated production guidance of between 74,500-76,500 boe/d.  On January 15, 2018, we increased our capital expenditure guidance to $325 million and production guidance to between 75,000-77,500 boe/d to reflect the post-closing impact of the acquisition of a private southeast Saskatchewan and southwest Manitoba light oil producer.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000
2017 Guidance	July 26, 2017	315	69,000 to 70,000
2017 Guidance	October 30, 2017	315	68,000 to 69,000
2017 Actual Results		320	68,021
2018 Guidance
2018 Guidance	October 30, 2017	315	74,500 to 76,500
2018 Guidance	January 15, 2018	325	75,000 to 77,500

CONFERENCE CALL AND AUDIO WEBCAST DETAILS

Vermilion will discuss these results in a conference call on Thursday, March 1, 2018 at 9:00 AM MST (11:00 AM EST).  To participate, call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will be available on replay until Thursday, March 15, 2018 at 9:59 PM MST by calling 1-855-859-2056 and using conference ID number 9997318.

To listen to the audio webcast, click http://event.on24.com/r.htm?e=1594411&s=1&k=1B901A2833707D33B4008329F5A0E9A8 or visit Vermilion's website at http://www.vermilionenergy.com/invest-with-us/events--presentations.cfm

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion currently pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6.0%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 01-MAR-18